Exhibit (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated August 8, 2007, and the related Letter of Transmittal (and any amendments or supplements thereto) and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any applicable law. If Purchaser becomes aware of any jurisdiction where the making of the Offer or the acceptance of Shares is not in compliance with applicable law, Purchaser will make a good faith effort to comply with such law. If, after such good faith effort, Purchaser cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf
of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by J.P. Morgan Securities Inc., the Dealer Manager for the Offer, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
(Including the Associated Rights to Purchase Shares of
Series A Junior Participating Preferred Stock)
of
Dade Behring Holdings, Inc.
for
$77 Net Per Share in Cash
by
Belfast Merger Co.
a wholly-owned subsidiary of
Siemens Corporation
an indirect, wholly-owned subsidiary of
Siemens AG
Pursuant to the Offer to Purchase Dated August 8, 2007

Belfast Merger Co., a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation (“Parent”), which is an indirect, wholly-owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany (“Siemens AG”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Dade Behring Holdings, Inc., a Delaware corporation (the “Company”), together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock (the “Rights”) issued pursuant to the Rights Agreement, dated October 3, 2002, between the Company and Mellon Investor Services LLC, as Rights Agent (the Common Stock and the Rights together being referred to herein as the “Shares”), at a price of $77.00 per Share, net to the seller in cash (less any required withholding taxes), without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
CITY TIME, ON WEDNESDAY, SEPTEMBER 5, 2007, UNLESS THE OFFER IS EXTENDED.
The Offer is conditioned upon, among other things, (i) a number of Shares being validly tendered and not withdrawn on the applicable expiration date of the Offer that, together with any Shares beneficially owned by Parent or any of its direct and indirect subsidiaries (including Purchaser), constitute a majority of (a) all outstanding Shares plus, at the election of Parent, (b) Shares issuable upon the exercise of options and other similar rights to purchase Shares that by their terms are or will become exercisable before six months after the acceptance for purchase by Purchaser of Shares pursuant to the Offer (the “Minimum Condition”) and (ii) the receipt of approvals required by or the expiration or termination of the applicable waiting periods under United States Antitrust Law and the European Merger Control Law. The Offer is also subject to the satisfaction or waiver of certain other conditions. See Sections 1 and 13 of the Offer to Purchase.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 25, 2007 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The purpose of the Offer is for Siemens AG, indirectly through Purchaser, to acquire a majority voting interest in the Company as the first step in a business combination. The Merger Agreement provides that, among other things, as soon as practicable after completion of the Offer, adoption by the Company’s stockholders of the Merger Agreement if required by applicable law and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each then outstanding Share (other than (x) Shares held in treasury by the Company, (y) Shares owned by Parent, Purchaser or any direct or indirect subsidiary of the Company, Parent or Purchaser and (z) Shares owned by Parent, Purchaser or the Company and Shares held by stockholders of the Company who properly exercise dissenters’ rights under the applicable provisions of the DGCL), will be converted into the right to receive $77.00 in cash or any higher price which may be paid for Shares pursuant to the Offer, without interest (the “Merger Consideration”).
The Board of Directors of the Company, at a meeting held on July 24, 2007, determined by unanimous vote that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders, and approved and adopted the Merger Agreement and the transactions contemplated thereby. The Board of Directors unanimously recommends that the Company’s stockholders tender their Shares pursuant to the Offer and, if required under the DGCL, vote to adopt the Merger Agreement.
Tendering stockholders who have Shares registered in their names and who tender directly to Mellon Investor Services LLC (the “Depositary”) will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay charges and expenses of the Dealer Manager, the Depositary and Georgeson Inc., which is acting as the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. On the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering stockholders. Under no circumstances will interest on the purchase price of Shares be paid by Purchaser because of any extension of the Offer or delay in making any payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase), pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.
On the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares which are validly tendered on or prior to the Expiration Date (as defined in the Offer to Purchase) and not withdrawn as described in Section 4 of the Offer to Purchase. The term “Expiration Date” means 12:00 Midnight, New York City time, on Wednesday, September 5, 2007, unless Purchaser, in accordance with the terms of the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as extended, will expire. The period from the date of the Offer to Purchase until 12:00 Midnight, New York City time, on Wednesday, September 5, 2007, as such period may be extended, is referred to in the Offer to Purchase as the “Offering Period.”
Purchaser may elect, in its sole discretion, to provide a subsequent offering period of three to 20 business days (the “Subsequent Offering Period”) if Purchaser would not own at least 90% of the total outstanding Shares following its purchase of the tendered Shares. For purposes of the Offer, a “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day other than a Saturday or Sunday on which banks are not required or authorized to close in New York City, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. A Subsequent Offering Period, if one is provided, is not an extension of the Offering Period. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offering Period, in which stockholders may tender Shares not tendered during the Offering Period. Purchaser will announce its intention to provide a Subsequent Offering Period in accordance with applicable rules, regulations and interpretations of the SEC. Any decision to provide a Subsequent Offering Period, and the approximate number and percentage of the Shares deposited as of the expiration of the Offering Period, will be announced no later than 9:00 a.m., New York City time, on the next business day after the expiration of the Offering Period. There will be no withdrawal rights during the Subsequent Offering Period; any shares tendered will immediately be accepted for payment and promptly paid for as they are tendered. All conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment (collectively, the “Offer Conditions”)) must be satisfied or waived prior to the commencement of any Subsequent Offering Period.
Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion, at any time or from time-to-time, to extend the Offering Period by giving oral or written notice of such extension to the Depositary. During any such extension of the Offering Period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder’s Shares. See Section 4 of the Offer to Purchase for a description of withdrawal rights. Subject to the applicable rules of the SEC and the terms of the Offer, Purchaser also expressly reserves the right to delay payment for Shares in order to comply with applicable laws.
Subject to the terms of the Merger Agreement, Purchaser has the right, in its sole discretion, to waive and make other changes to the terms and conditions of the Offer, except that Purchaser has agreed in the Merger Agreement that it will not, without the prior written consent of the Company, (i) decrease the Merger Consideration or change the form of consideration payable in the Offer; (ii) reduce the number of Shares sought to be purchased in the Offer; (iii) amend, change or impose conditions to the Offer other than the Offer Conditions; (iv) amend or waive the satisfaction of the Minimum Condition or (v) amend or change any term or condition of the Offer in a manner adverse to the stockholders of the Company.
Pursuant to the Merger Agreement, Purchaser is required to (i) extend and re-extend the Offering Period for successive extension periods of up to 15 business days at a time, if at the then-scheduled expiration date of the Offer any of the Offer Conditions are not satisfied or waived and (ii) extend and re-extend the Offering Period for any period required by any governmental authority or any rule, regulation, interpretation or position of the SEC or the staff thereof or the NASDAQ Global Market applicable to the Offer, provided, however, that in no event shall Purchaser be required to extend or re-extend the Offering Period beyond May 25, 2008 (the “Termination Date”). Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not withdrawn promptly after the expiration of the Offering Period. If there is a Subsequent Offering Period, all Shares tendered during the Subsequent Offering Period will be immediately accepted for payment and promptly paid for as they are tendered.
Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service (or such other media outlet or outlets as it deems prudent).
If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(d) and 14e-1 under the Exchange Act.
Subject to the Merger Agreement, Purchaser reserves the right but is not obligated, in accordance with applicable rules and regulations of the SEC, to waive any or all of the Offer Conditions. In the event that Purchaser waives any condition set forth in Section 13 of the Offer to Purchase, the SEC or its staff may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that Purchaser disseminate information concerning the waiver.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after October 6, 2007. Except as otherwise provided below and in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered if different from that of the person who tendered the Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Siemens AG, Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tender for Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.
The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Stockholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.
The information required to be disclosed by Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
The Company has provided to Purchaser its list of stockholders and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be mailed to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.
The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.
Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below, and will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:

17 State Street, 10th Floor
New York, NY 10004
Banks and Brokers Call: (212) 440-9800
Stockholders Call Toll Free: (888) 605-7608

The Dealer Manager for the Offer is:

J.P. Morgan Securities Inc.
277 Park Avenue, 9th Floor
New York, NY 10172
(212) 622-2922 (Call Collect)
(877) 371-5947 (Call Toll-Free)
August 8, 2007